Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Our common stock, par value $0.001 per share, is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is quoted under the symbol BRGX on the OTC Pink Current Market. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions. As of December 31, 2024, we had 1,500,000,000 shares of common stoclk authorized and 956,994,100 shares of common stock issued and outstanding.

DESCRIPTION OF COMMON STOCK

The following is a summary of the material terms of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, as amended (“Articles”) and our bylaws, as amended (“Bylaws”) and to the applicable provisions of Delaware law.

We are authorized to issue 1,500,000,000 shares of common stock, $0.001 par value. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Holders of common stock are entitled to receive such dividends as may be declared by our board out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our directors are not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and nonassessable.

On March 31, 2025, there were 300 shareholders of record of our common stock. This number does not include “street name” or beneficial holders, whose shares are held of record by banks, brokers, financial institutions and other nominees.

Transfer Agent and Registrar

The transfer agent for the Company’s common stock is Clear Trust, LLC- telephone (813) 235-4490.

Certain Provisions of Nevada Law and the Company’s Articles of Incorporation and Bylaws

The following paragraphs summarize certain provisions of Nevada law and the Company’s Articles and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Nevada law and to the Company’s Articles and Bylaws, copies of which are on file with the Securities and Exchange Commission as exhibits to reports previously filed by the Company.

General

Certain provisions of the Company’s Articles and Bylaws and Nevada law could make an acquisition of the Company by a third party, a change in the Company’s incumbent management, or a similar change in control more difficult, including:

•	an acquisition of the Company by means of a tender or exchange offer;
•	an acquisition of the Company by means of a proxy contest or otherwise; or
•	the removal of a majority or all of the Company’s incumbent officers and directors.

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These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that these provisions help to protect its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the Company’s ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions, which are described below, could limit the price that investors might otherwise pay in the future for the Company’s securities.

Articles of Incorporation and Bylaws

Authorized But Unissued Capital Stock. The Company has shares of common stock available for future issuance without stockholder approval, subject to any limitations imposed by the OTC Pink Current Market or by the listing standards of any securities exchange on which the Company’s stock may be listed in the future. The Company may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the Company’s capital stock. The existence of unissued and unreserved common stock may enable the Company’s board of directors to issue shares to persons friendly to current management or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest, or otherwise.

Election of Directors. Under Nevada law, a majority of directors then in office may fill any vacancy occurring on the Company’s board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Anti-takeover Effects of Nevada Law

Business Combinations with Interested Stockholders

The “business combination with interested stockholders” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the combination is approved by the Company’s board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the Company’s board of directors and at such time or thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the Company’s board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Company’s board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher; (b) the market value per share of Common Stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher; or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Notwithstanding the foregoing, NRS 78.411 to 78.444, inclusive, do not apply to any combination of a resident domestic corporation with an interested stockholder after the expiration of four years after the person first became an interested stockholder.

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A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to more than 5% of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation, (c) more than 10% of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt-out” of, the control share provisions by making an election in its Articles of Incorporation or Bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. The Company has not opted out of the control share statutes and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of the Company.

Indemnification

Our Company is authorized under its Articles to indemnify each present and future officer and director against all costs, expenses and liabilities, including amounts of judgments, amounts paid and compromised settlements, and amounts paid for services of counsel and other related expenses, which may by incurred by or imposed on him/her in connection with any claim, action. suit, proceeding, investigation, or inquiry made, instituted, or threatened in which he/she maybe involved as a party or otherwise by any past or future action taken or authorized and approved by him/her or any admission to act as such officer or director, at the time of the incurring or imposition of such cost, expenses, or liabilities. This shall not be applied to any costs, expenses, or liabilities to any matters to which he/she shall in such action, suit, or other proceeding, be finally adjudged to be liable by reason of his/her intentional misconduct, fraud, or a knowing violation of any law, or for the payment of dividends in violation of NRS 78.300. As to whether or not such director or officer was liable by reason of his/her acts or omissions which involve intentional misconduct, or a knowing violation of the law, in the absence of final adjudication of the existence of such liability. The board of directors, and each officer and director may conclusively rely upon an opinion of legal counsel selected by the board of directors.

The foregoing right of indemnification shall not be exclusive of other rights to which any such officer or director may be entitled to as a matter of law or otherwise, and shall inure to the benefit of the heirs, executors, administrators, and assigns of each officer or director.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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